August 12, 2016

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Ethan Horowitz

Re:                             Emerge Energy Services LP

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 29, 2016

File No. 001-35912

Dear Mr. Schwall:

On behalf of Emerge Energy Services LP, a Delaware limited partnership (the “Partnership”, “we,” “our” and “us”), we hereby set forth the following information in response to the comments contained in the letter dated July 29, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).The comments of the Staff contained in its letter are repeated below and are followed by a summary of the Partnership’s response.

Form 10-K for the fiscal year ended December 31, 2015

Item 1. Business page 7

1.                                      We note your disclosure of 94 million tons of high quality Northern White frac sand that cannot yet be classified as proven and probable reserves. Only proven or probable reserves may be disclosed in filings with the United States Securities and Exchange Commission pursuant to paragraph (5) of the Instructions to Item 102 of Regulation S-K. Please revise to remove this estimate.

Response: The Partnership acknowledges the Staff’s comment and the Instructions to Item 102 of Regulation S-K that limit disclosure of reserve volumes to those classified as proven or probable. The Partnership respectfully notes that, although the reserves estimate was included in the Annual Report on Form 10-K for the year ended December 31, 2015 (the “2015 10-K”) in the description of an asset purchase transaction, it is not included in the proven and probable reserves table and is qualified as not yet classified as proven or probable reserves as of December 31, 2015.  As described in this context, the Partnership does not believe this statement is materially inaccurate or misleading.

We respectfully note the Commission’s Proposed Rule, SEC Release Nos. 33-10098; 34-78086, Modernization of Property Disclosures for Mining Registrants (the “Proposed Rule”). Rather than preclude disclosure of mineral resources such as the 94 million tons of high quality Northern White frac sand, the Proposed Rule would require that a registrant with material mining operations disclose in its filings with the Commission any mineral resources, as defined in the Proposed Rule, that have been determined based on information and supporting documentation from a qualified person.

In its future filings with the Commission, the Partnership will ensure that disclosure of reserve estimates, including disclosures related to the transaction with PTL, be limited to proven and probable reserves in accordance with the Instructions to Item 102 of Regulation S-K or such rules and regulations as are in effect at such time.

2.                                      We note your disclosure on page 4 of 102.4 million tons of proven recoverable reserves as compared to the disclosure in your 10-K filed March 2, 2015 of 133.3 million tons of proven recoverable reserves. Please tell us the reason for the decline in your proven recoverable reserves and in future filings include disclosure in this regard.

Response:  The Partnership acknowledges the Staff’s comment and respectfully submits that the decline in proven recoverable reserves is due to the inclusion of proven in-ground reserves volumes for each of the Wisconsin sites in the Annual Report on Form 10-K for the year ended December 31, 2014.  The 2015 10-K correctly presented proven recoverable reserves volumes for each site.  The Partnership will ensure that its future filings with the Commission disclose the reason for any material decline or increase in its proven recoverable reserves.

*                                         *                                         *

In connection with the Partnership’s response to the Staff comments, the Partnership acknowledges that:

•                                          the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned or our counsel at Latham & Watkins LLP, Ryan J. Maierson, at (713) 546-7420.

Very truly yours,

Emerge Energy Services LP
by: Emerge Energy Services GP LLC, its general partner

By:	/s/ Deborah Deibert
Deborah Deibert
Chief Financial Officer

cc: Richard J. Shearer, Chief Executive Officer,

Emerge Energy Services GP LLC

Nadya Kurani, Chief Accounting Officer,

Emerge Energy Services GP LLC

Ryan J. Maierson, Partner,

Latham & Watkins LLP